Exhibit 99.1

Hydro One seeks approval from the Ontario Energy Board to build the North Shore Link

The new line is expected to strengthen the electricity system and support economic growth in the northeast

TORONTO, September 11, 2026 /CNW/ - Today, Hydro One Networks Inc. (Hydro One) and Hydro One Sault Ste. Marie LP (HOSSM) filed a joint leave-to-construct application with the Ontario Energy Board (OEB) to seek approval to construct the North Shore Link.

Once approved, Hydro One will construct the proposed North Shore Link, a new 230-kilovolt transmission line connecting Mississagi Transformer Station (TS) near Wharncliffe to HOSSM-owned Third Line TS in Sault Ste. Marie. As part of the project, Hydro One will upgrade Mississagi TS and expand nearby Algoma TS to meet system requirements, while HOSSM will manage all upgrades to Third Line TS. The $1.3 billion investment is expected to strengthen the connection between the northeast and northwest and improve the resiliency of the northern transmission system. The line is expected to be in service in 2029.

Through Hydro One’s First Nation Equity Partnership Model, nine potential First Nation partners will have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project. Together, Hydro One and participating First Nations will continue to collaborate on the planning, development and construction of the line.

“Electricity demand in Ontario is increasing. At the same time, infrastructure is aging and severe weather events are becoming more frequent. Communities and local businesses depend on reliable electricity to power daily life and the time to invest in the system is now,” said Ryan Docherty, Executive Vice President, Capital Portfolio Delivery, Hydro One. “The North Shore Link is one in a series of significant investments that we’ll advance with First Nations. Together, we are building a stronger, more resilient electricity grid that will support economic growth and help meet Ontario’s future electricity needs.”

Filing a leave-to-construct application under Section 92 of the Ontario Energy Board Act, 1998 is required for electricity transmitters in Ontario to obtain approval from the OEB to construct, expand or reinforce the transmission system. The application includes details on the project’s route, design, timing and cost.

For more information about the project, visit HydroOne.com/NorthShoreLink.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.

Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com/, www.sedarplus.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

Forward-looking statements and information:

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.